SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02036934

RECEIVED
MAY 20 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 151

FORM 6 - K

Report of Foreign Issuer

P.E.
5/16/02

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 16 May 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

c:\msoff\win
\aud\court\issues\stockex

BANK OF IRELAND GROUP

PRELIMINARY ANNOUNCEMENT

FOR THE YEAR TO 31 MARCH 2002

"We have delivered profit growth and enhanced stockholder value during a period of economic uncertainty and market volatility"
Mike Soden, Group Chief Executive

Financial Highlights

Profit before tax and exceptional item up 3% to €1,122 million (US$979 million*)
Alternative earnings per share up 11%•
Return on equity: 23.5%
Dividend up 14% - covered 2.8 times
Shareholder value added: €551 million (US$481 million*) – up 8%

Low Risk Profile

Loan loss charge: 18.5 basis points
Coverage ratio: 151%

Strong Capital Position

Tier 1	7.6%
Total	11.5%
Equity/assets	4.4%

• excludes goodwill amortisation and exceptional item

16 May 2002

For further information:

John O'Donovan	**Group Chief Financial Officer**	**3531 632 2054**
Mary King	**Head of Group Investor Relations**	**3531 604 3501**
David Holden	**Head of Group Corporate Communications**	**3531 604 3833**

* US Dollar equivalents of Irish GAAP figures are provided for readers convenience at March 31, 2002 exchange rate of €1 = US$0.8724.

BANK OF IRELAND GROUP
PRELIMINARY ANNOUNCEMENT

Highlights

	31 March 2002 US$m*	31 March 2002 €m	31 March 2001 (restated) €m	+/-%
Profit on ordinary activities before exceptional items	979	1,122	1,085	+3.4
Profit before tax	947	1,085	992	+9.4
Profit after tax	803	920	802	+14.7
Profit attributable to ordinary stockholders	781	895	731	+22.4
Per Unit of €0.64 Ordinary Stock				
EPS	77.6c	89.0c	73.4c	+21.3
Alternative EPS	81.5c	93.4c	84.5c	+10.5
Dividend	28.8c	33.0c	29.0c	+13.8
Ratios (%) (before exceptional items)				
Return on Equity		23.5	24.5	
Return on Assets		1.1	1.1	
Balance Sheet				
Total Stockholders' Funds including non equity interests	3,663	4,200	3,830	+9.7
Total Assets	76,182	87,325	78,875	+10.7
Capital Ratios (%)				
Tier 1		7.6	7.8	
Total		11.5	12.4	

* US Dollar equivalents of Irish GAAP figures are provided for readers convenience at March 31, 2002 exchange rate of €1 = US$0.8724.

BANK OF IRELAND GROUP
PRELIMINARY ANNOUNCEMENT
FOR THE YEAR TO 31 MARCH 2002

Alternative earnings per share up 11%

A return on equity in excess of 20% for the ninth successive year.

Bank of Ireland Group reports profit on ordinary activities before exceptional item and tax of €1,122 million (US$979 million*) for the year ended 31 March 2002, an increase of 3.4% on the prior year. Alternative earnings per share were ahead by 11% at 93.4 cent (81.5 cents*). For the ninth successive year, the Group achieved a return on equity in excess of 20%. Shareholder value added in the year under review was €551 million (US$481 million*), an increase of 8%.

Profits, before exceptional item and tax, in the second six months of 2001/02 increased by 4% and alternative earnings per share by 7% compared to the first half, and by 11% and 18% respectively compared to the comparable six months in 2000/01.

The Group has traded very successfully across the wide range of financial services activities in which it engages.

The Group has traded very successfully across the wide range of financial services activities in which it engages. The geographic distribution of the Group's businesses helped to minimise the impact of market volatility in the Group and the composition of the Group's loan portfolio and the robustness of its risk management policies have combined to reduce the impact on the Group of the economic slowdown. Good growth in domestic business volumes, especially resources and in international lending, have more than compensated for tightening margins.

The second half recovery in stock markets has had a beneficial impact.

At the half year, in the immediate aftermath of the September 11 terrorist attacks in the US, the Group's results reflected sharp falls in equity prices and their impact on embedded values in the life and pensions business and the value of assets under management. The second half recovery in world stock markets has had a material beneficial impact, although full year profits in both businesses are below those achieved last year.

The Group has a clear strategy for growth.

Looking to the future, the Group has a clear strategy for growth, the principal components of which are undisputed leadership in its home market, optimisation of its strong capital position through a portfolio approach to capital management and maximisation of income streams from its fee-generating and international businesses. This strategy is underscored by a management team and a re-structured organisation which are focused on the achievement of stretching business growth and efficiency targets.

Continued market share growth in RoI.

In the Republic of Ireland, the Group has continued to grow market share in key retail sectors, such as resources and mortgages, despite aggressive competition from existing and new market participants. The Group has achieved market leadership positions across a wide range of both retail and wholesale financial services products. Significant progress has been made in the re-configuration of the branch network – a process that is now well advanced – and in the development of a channel strategy which generates a better return from the Group's investments. The Retail Transformation Programme necessitated some procedural changes in the delivery of services, and, as a result, customer satisfaction levels dipped for a time. However, as familiarity with the alternative channels increased – and their superior convenience became apparent to those who had not previously used them – satisfaction levels have been recovering.

Electronic delivery mechanisms effectively deployed across the Group.

Electronic delivery mechanisms have been deployed very effectively across the Group, with excellent electronic offerings to retail and corporate customers. In some sectors of the business, Bank of Ireland has achieved clear market advantage from the quality of its electronic banking services and the application of customer relationship management principles facilitated by technology.

Smooth change-over to the euro.

The final stages of transition to the euro were completed during the year and Bank of Ireland achieved a smooth change-over with no disruptions to service. Total euro-related costs were €79 million (US$69 million*) of which €43 million (US$38 million*) was incurred in the year to 31 March 2002.

Consumer confidence in Ireland remains strong with good

Irish economy remains among the strongest in the developed world.

growth in consumer spending and buoyant activity in the housing market. While the Irish economy is no longer growing at the exceptional levels of recent years, it remains among the strongest in the developed world, achieving a rate of growth in excess of the averages for the EU and the OECD. The global recovery, which is currently in evidence, augurs well for Ireland. Should it be maintained, it is expected that growth in Ireland will resume at a sustainable rate of 5% to 6% per annum into the medium term.

Distinct UK business groupings with clear growth targets.

UK Financial Services (UKFS) is a new enlarged grouping of sterling denominated businesses incorporating Bristol & West, the branch networks in Northern Ireland and Britain as well as the newer acquisitions, Chase de Vere and MX Financial Solutions. UKFS has been restructured into distinct business groupings, each of which has clear business growth targets. The profile of the Group's presence in the United Kingdom is now much better suited to the current market reality of intense competition for commodity products.

Bristol & West has made excellent progress in diversifying its earnings.

In the year under review, Bristol & West recorded a number of notable achievements in its quest to reconfigure its core business and organise for growth. It had set a four year target to diversify 50% of its earnings from mainstream lending and savings products into specialised lending and advice based products and has made excellent progress towards its achievement.

Significant profit growth in Wholesale Financial Services.

The Group's Wholesale Businesses, and in particular Treasury and International Banking, achieved significant profit growth. All of the Group's treasury dealing activities are controlled in Dublin and have been the subject of a thorough independent review to ensure the existence and operation of appropriate control systems. The review concluded that the Group's treasury dealing activities have a robust risk management culture and regime.

The life assurance and pensions business, Bank of Ireland Life, reported a very strong business performance, with regular premium savings inflows more than doubling due to the Government supported Special Savings Incentive Accounts (SSIA) scheme.

Strong asset gathering and superior investment performance.

Asset Management and Securities Services businesses fought back very successfully from the market lows of Autumn 2001 with impressive successes in asset gathering and superior relative investment performance.

Gap between income and cost growth significantly reduced.

Cost management remains a high priority as the Group seeks to achieve a balance between volume and cost growth. The adverse gap between income growth and cost growth, which was evidenced at the half year, has been significantly reduced and is expected to be reversed in the coming year. Income growth was 11% with costs increasing year on year by 14% and the cost income ratio widening from 54% to 56%. The cost increase of 14% comprised higher staff costs of 17%, administrative expenses up 7% and depreciation 14% higher. The higher staff costs of 17% was due to higher rates of pay and benefits and increased employer taxes together with higher performance related pay, Euro implementation costs and the development of advice based businesses in the UK, partly offset by benefits arising from the Group Transformation Programme.

All businesses committed to top quartile cost efficiency.

The achievement of optimum efficiency in every business in the Group is a priority. The characteristics of each will dictate what is optimum for that business and the imperative to manage costs will be balanced by the need to invest for future growth. A number of the Group's businesses have competitive cost income ratios and programmes are in place to achieve top quartile cost efficiency for all businesses.

Loan losses have not exceeded 20 basis points of average loans for the eighth consecutive year.

The loan loss charge is 18.5bps and arrears balances as a percentage of the total loan book for the year under review are slightly up on last year, with a stable credit grade profile across the Group. This continues the very positive trend of the past eight years during which Bank of Ireland Group has achieved average year on year growth of 19% in its risk assets while maintaining asset quality standards that are in the top quartile of its peer banks. The loan loss provision as a percentage of average loans has not exceeded 20 basis points during this time.

Strong capital position.

The Group has strong capital ratios with a current Tier 1 ratio of 7.6%. The surplus capital will be used to further the Group's strategic objectives.

Management and Organisation

A revised management and organisational structure was announced early in 2002 comprising five operating and three support units. The most significant changes were the organisation of the sterling area businesses into a single unit, as described earlier and the creation of the Office of the Chief Executive, incorporating a range of strategic and support functions. Further progress has been achieved towards a shared services model and processing and administrative functions are increasingly being removed from front-line businesses.

Outlook

The Group's prospects for the current year and beyond are good and will be underpinned by:

- improved prospects for the Irish economy
- good business momentum in the current year across many key Group activities
- improved balance between income and cost growth
- continuing good asset quality

The Group's prospects for the current year and beyond are good.

The Group is confident that these and other factors will result in a continuation of the satisfactory profit performance reported in recent years.

Business Performance

	2001/02 US$m*	2001/02 €m	2000/01 Restated €m
Retail Republic of Ireland	280	321	290
Bank of Ireland Life	106	122	131
*UK Financial Services**	278	318	324
Wholesale Financial Services	310	355	283
Asset and Wealth Management	110	126	133
Group & Central	(56)	(64)	(30)
Grossing up	(49)	(56)	(46)
Profit before taxation and exceptional items	979	1,122	1,085

** Profit after goodwill amortisation is €318 million (US$278 million*)(2000 / 01 €324 million)(US$283m*) whilst profit pre goodwill amortisation is €333 million (US$291 million*) (2000 / 01 €331 million) (US$289m*).*

Retail Republic of Ireland

Profits of €321 million - up 11%

Retail Republic of Ireland, which combines **Retail Financial Services** through the branch network, electronic and telephone channels and **Retail Businesses,** had a very successful year with profits of €321 million (US$280 million*), an 11% increase on the prior year. This was a very creditable performance against the backdrop of the foot & mouth crisis, the general economic slowdown and the impact of September 11 on business confidence. Total income was ahead by 12% reflecting good increases in both interest and non-interest income.

Increased market share of resources.

Resources were particularly strong and Bank of Ireland increased its market share in this segment. Volumes were up by 16% with excellent growth in credit balances. The Group was particularly successful in attracting customers to its SSIA products. By the end of the qualifying period, 273,000 SSIAs were opened representing a market share of around 23%.

23% increase in mortgage balances against market growth of 18%

The Mortgage Business reported an excellent performance. There was a 23% increase in mortgage balances against market growth of 18% and the Group's market share of new mortgage business was 26%, maintaining Bank of Ireland as the leading provider of new mortgages in the Irish market.

The Life Loan product, which enables older customers to

borrow up to 30% of the assessed value from their principal residence without repayment during their lifetime, was particularly successful. New mortgage products for investors were also well received by the market.

Non-mortgage lending slowed as a result of the general slowdown in the economy, with volumes increasing by 8%. The full unsecured lending portfolio is now managed centrally and the **Consumer Lending Business** is increasingly adopting a proactive stance with customers by offering pre-approved loans, overdrafts and credit card limits linked to customers' requirements and repayment capacity.

Usage, satisfaction levels and sales through direct channels increased strongly.

Usage, satisfaction levels and sales through direct channels increased strongly. The telephone channel, **Banking 365 Telephone**, has 320,000 active users and handled 8 million calls during the year, an increase of 60%. More significantly, 130,000 product sales were completed via the telephone, which recorded customer satisfaction levels of 86%. It received a *Best Customer Service Delivery* award in the Irish Call Centre Awards and was accredited as a *Centre of Best Practice* by the British Standards Institution. More than 200,000 customers have registered for **Banking 365 Online**, which handled 4 million transactions during the year – up 75% on the previous year. Currently, 40% of direct payments are made online, double the proportion in the previous year.

15% increase in ATM network.

The ATM network was enlarged by 15% with the addition of 57 new machines. Significant further growth is planned. Bank of Ireland ATMs recorded 59 million transactions, 15% ahead of the previous year.

Retail Transformation Programme delivered better operating efficiency.

The Retail Transformation Programme was vigorously pursued during the year achieving better operating efficiency. The rationalisation of the branch network, largely through the amalgamation of contiguous urban branches, is well advanced. Twenty-eight branches have closed. The migration of customers away from inefficient and costly paper-based transactions is well illustrated by the Direct Channel statistics quoted earlier and is beginning to ease pressures on the branch network, creating capacity for customer service improvements.

Underlying cost growth, excluding euro implementation

Underlying cost growth of 7%

costs, was 7%. Against a background of a general 7.5% wage increase under the terms of the national wage agreement, higher pension charges, increased employers taxes and higher business volumes, this is viewed as a good outcome and owes much to the impact of the Retail Transformation Programme.

Net interest income up 12% in Retail RoI.

Net interest margin in Retail Republic of Ireland was 14 bps lower, mainly as a result of narrower deposit margins in the low interest rate environment. The average margin on the mortgage book was stable. Overall, net interest income was up 12% as a result of good volume growth.

Non-interest income up 11%

Despite reduced tourist numbers and the consequent impact on foreign exchange income, there was an 11% increase in non-interest income with credit cards, general insurance, commercial finance and branch banking fee income all contributing.

The loan loss charge, at 30 bps of average advances, while 5 bps higher than last year, is satisfactory and reflects prudent credit criteria across all lending products.

Bank of Ireland Life

Profits from new and existing business up 14%

Bank of Ireland Life, incorporating the Group's life and pension business, recorded another excellent year with profits from new and existing business increasing by 14% to €117 million (US$102 million*).

Sales increased by 34% (APE).

Bank of Ireland has a 19% share of the life and pensions market in RoI.

Sales, expressed in annual premium equivalent terms, rose by 34% in the year to March 2002 and the Group now has a 19% share of the life and pensions market in Ireland. Regular premium savings were ahead by 140%, supported by the Government special savings initiative. It was also a very good year for pension sales, a performance underpinned by the Group's strong relative investment performance and an outstanding service proposition.

New Ireland receives Brokers' Service Excellence Award for the fourth consecutive year.

New Ireland Assurance was recently awarded the Irish Broker Association's Service Excellence Award for the fourth consecutive year.

The result includes non-operating gains of €25 million

(US$22 million*), compared to €48 million (US$42 million*) last year, and incorporates the final benefit from the reduction in corporation tax to 12.5% in Ireland.

Investment markets have recovered significantly since September 2001, at which stage the Company recorded a negative investment variance of some €26 million (US$23 million*). This recovery has seen the impact reduce to a negative investment variance of €8 million (US$7 million*) at March 2002. The figures for 2000/01 have been restated to reflect the separate disclosure of the impact of the change in investment markets on the business in that year.

The table below provides an analysis of profits before tax.

	2001/02 US$m*	2001/02 €m	2000/01 Restated €m
New Business	50	57	49
Existing business	52	60	54
Return on shareholders' funds	9	10	13
Operating profit before tax	111	127	116
Investment variance	(7)	(8)	9
Change in tax rate	17	20	33
Exceptional items	11	13	6
Sub total	132	152	164
Less: income adjustment for certain services provided by Group companies	(26)	(30)	(33)
Profit before tax	106	122	131

UK Financial Services

Sterling profits of £210 million, up 3.4%

UK Financial Services (UKFS) brings together all of the significant Group's activities in the sterling area, thus bringing greater focus to our sterling activities and creating increased transparency for the markets. Combined, these businesses generated profit before tax and goodwill amortisation of Sterling £210 million (€333 million) (US$291 million*), up 3.4% on the prior year.

Business units delineated by customer segments and needs.

The new UKFS structure facilitates the creation of business units delineated by customer segments and needs rather than by traditional brand considerations. Each business is pursuing achievable growth strategies which are expected to deliver sustainable profit growth. Together, they represent a business of scale within the UK Financial Services market-place.

Margin on average assets in UK Financial Services showed a small decline as a result of the decline in savings margins. Margins in Bristol & West were also down but the position improved considerably in the second half with improved margins on resources and continued diversification into higher margin lending.

Proportion of non-funds based income to total income increasing.

In July 2001 Willis National, an IFA, was acquired and in October 2001 this was merged with MoneyeXtra to create MX Financial Solutions (MXFS). MXFS together with Chase de Vere, which was acquired in September 2000, has significantly contributed to the growth in non-funds based income. The ratio of non-funds based income to total income has increased to 34% as a result of the continued diversification into advice-based activities. Such activities are less demanding on capital but have inherently higher costs.

Bristol & West Mortgages has continued to follow a strategy of reducing reliance on the mass market, where returns are low, in favour of niche mortgage markets where it can add value for customers and the business.

The UK lending book increased by 9% during the year. Non-standard lending now constitutes 16% of the UK residential

Non-standard lending constitutes 16% of UK residential book and 12 % of UK book.

book and 12% of the total UK loan book. Asset quality has improved and is satisfactory.

Wholesale Financial Services

Wholesale Financial Services incorporates Corporate Banking, Treasury and International Banking, Davy Stockbrokers (Davy), Private Banking, First Rate Enterprises (First Rate) and IBI Corporate Finance. Each of the businesses contributed to an excellent outturn – a profit increase of €72 million (US$63 million*) to €355 million (US$310 million*), up 25% on the prior year. This follows profit growth of 30% in 2000/01 and underscores the growing significance of the wholesale segment of the Group's operations.

Profits up by €72 million or 25% on the prior year.

Income increased by €108 million (US$94 million*) driven by trading gains in Treasury, good organic growth in Corporate Banking, growth across all business lines in Davy, a 50% increase in income in First Rate generated mainly in the UK, and increased volumes and fees in Private Banking.

Loan losses were 20 basis points of average loans. This was a good outcome against the backdrop of a somewhat weaker domestic and international economic environment and reflects the overall quality of the wholesale loan portfolio. Costs were 13% higher, reflecting performance bonuses and expenditures related to the expansion of international lending and First Rate.

Corporate Banking increased profits by 22%. Resources increased by 16% and there was strong lending growth in the international side of the business, up 26% year on year. Net interest margin improved slightly. Non interest income kept pace with the very high levels achieved in the prior year. Specialist teams were established in London and New York with a specific focus on project and acquisition finance transactions.

Corporate Banking profits up 22% with strong international growth.

Treasury and International Banking profits increased by 28%, principally because of trading gains. Some €25 million (US$22 million*) of the 2000/01 Treasury profit was categorised as exceptional and, based on the same criteria,

Treasury and International Banking profits up 28%.

€50 million (US$44 million*) of the current year's outcome is similarly categorised having been generated by good positioning in volatile markets ahead of falling interest rates.

The successful integration of Treasury and International Banking under the Group Transformation Programme and the merging of the Group's banking operations in The Isle of Man and Jersey had a dramatic impact on costs, which increased by less than 2%.

Significantly increased profits in Davy and First Rate.

Davy reported an increase in profits, largely generated by its institutional equities and bonds business, which performed strongly throughout the year. **First Rate** also increased profits very significantly, helped by the expansion of its relationship with the Post Office network in the UK, to which it provides personal foreign exchange services. **Private Banking** broadened its product range, enabling it to deliver solid growth and extend its reach in the affluent sector in Ireland. **IBI Corporate Finance** also had a satisfactory year.

Asset and Wealth Management

Revenues and profits up materially in the second half.

Profits reduced by 5% to €126 million (US$110 million*) from €133 million (US$116 million*) in the previous year. This was a good performance in the prevailing circumstances and a considerably better outcome than might have been anticipated at the half year. Indeed, revenues and profits increased materially in the second half compared to the first, by 7% and 11% respectively.

Assets under management reach €57 billion, up 15%

Bank of Ireland Asset Management (BIAM) increased its assets under management by 15% to €57 billion (US$50 billion*); the full impact of the increase did not reach the income line as much of the increase occurred towards the end of the financial year. Investment performance was strong relative to peers and supported the buoyant sales of equity-based investment products in domestic and international markets.

Record €8 billion assets gathered.

All previous asset-gathering records were broken, with €8 billion (US$7 billion*) of new assets added during the year and excellent sales performances in North America, Australia and Japan, in particular. In Ireland BIAM was awarded two mandates by the National Pension Reserve Fund

Commission, from the funds set aside by the Irish Government for future State pension provision.

Assets under administration / custody €137 billion.

Bank of Ireland Securities Services (BOISS) maintained the strong growth reported since its formation and increased assets under administration/custody to €137 billion (US$120 billion*) from €121 billion (US$106 billion*) in the prior year. Income increased by 7% on the previous year. BOISS's focus on acting as administrator to major global investment management firms proved successful during a very difficult year in world markets.

Group and Central

Group and Central reflects the full year impact of the Preferred Securities raised towards the end of last year and the funding costs arising from the buyback of Preference Shares in September 2001, with a reduction of €20 million (US$17 million*) in net interest income. In addition other income increased by €28 million (US$24 million*) through a combination of higher property gains and higher income in operating businesses. Costs increased by €43 million (US$38 million*) as a result of increased operating expenses and expenditure on a range of Group development projects.

Grossing – up

The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from incentives for industrial development and other reliefs. To assist in making valid comparisons of pre-tax performances, the analysis of business unit performance is grossed up. The amount of this adjustment (grossing –up) has increased by €10 million (US$9 million*) to €56 million (US$49 million*) compared to the previous year.

Analysis of Results

The Group Profit & Loss account for the years ended 31 March 2002 and 2001 are set out below:

	31 March 2002 US$m*	31 March 2002 €m	31 March 2001 Restated* €m
Net Interest Income	1,391	1,595	1,423
Other Income	1,056	1,210	1,114
	-------	-------	-------
Total Operating Income	2,447	2,805	2,537
Income from associated undertakings and joint ventures	1	1	7
Operating expenses	1,380	1,582	1,387
Provision for bad and doubtful debts	89	102	72
	-------	-------	-------
Profit on ordinary activities before exceptional items	979	1,122	1,085
Group Transformation Programme	32	37	93
	-------	-------	-------
Profit before Taxation	947	1,085	992

* As a result of adopting UITF 33: Obligations in Capital Instruments interest costs of €3 million (US$3 million*)which were previously treated as a distribution as an after tax cost have been restated and included in "net interest income".

Net interest income increased by 12% to €1,595 million (US$1,391 million*) in the current year.

Average Earning Assets				Net Interest Margin (including grossing up)	
31 March 2002 US$bn	31 March 2002 €bn	31 March 2001 €bn		31 March 2002 %	31 March 2001 %
35.2	40.4	34.3	Domestic	2.64	2.66
27.5	31.5	29.0	Foreign	1.79	1.89
------	------	------		------	------
62.7	71.9	63.3		2.27	2.30
====	====	====		====	====

The increase in net interest income was principally driven by increases in average lending of 13% and average customer deposits of 16% across the Group, with some minor contraction

Average earning assets up 14%

in the Group net interest margin. Average earning assets increased by 14% over the previous year. Increases in volumes were recorded in all significant businesses.

Group net interest margin down 3 basis points.

The Group net interest margin declined by 3 bps to 2.27% primarily due to a reduction in the foreign margin, largely in UK Financial Services and some small reductions in the domestic margin across a number of businesses.

Other income up 9%

Other income increased by €96m (US$84m*) or 9%. This increase was driven by the advice based businesses in the UK and increased fee based income from Retail Republic of Ireland and Wholesale Financial Services. Fee income in Asset & Wealth Management and the embedded value in Bank of Ireland Life were impacted by the decline in equity markets.

Total costs up by 14%

Costs increased year on year by 14% and the cost income ratio widened from 54% to 56%. The cost increase of 14% comprised higher staff costs of 17%, administrative expenses up 7% and depreciation 14% higher. The higher staff costs of 17% was due to higher rates of pay and benefits and increased employer taxes together with higher performance related pay, Euro implementation costs and the development of advice based businesses in the UK, partly offset by benefits arising from the Group Transformation Programme.

Non designated specific provision of €174 million.

Asset quality remains excellent and the Group's loan loss charge was 18.5 basis points of the average loan book, compared to 15 basis points in the previous year. The charge for the year included an addition to the non-designated specific provision (NDSP) of €25 million (US$22 million*); the total NDSP provision now stands at €174 million (US$152 million*) with total provisions of €500 million (US$436 million*). Balances under provision stood at €331 million (US$289 million*) at the year-end, compared to €315 million (US$275 million*)for the corresponding period, representing a coverage ratio of 151%.

Costs of €37 million (US$32 million*) associated with the Group Transformation Programme were treated as an exceptional item and relate to associated project implementation costs incurred during the year and the costs of staff severance.

The effective tax rate has been reduced to 15%, mainly due to reductions in Irish Corporation Tax rates. The effect of adopting

FRS 19: Deferred Tax in the current year is to increase the tax on profit on ordinary activities by €3 million (US$3 million*) resulting in a decrease in profit after tax of the same amount. Tax on profit on ordinary activities for the previous year has been restated and reduced by €6 million (US$5 million*), resulting in an increase in profit after tax of the same amount.

Group balance sheet up 11% to €87 billion.

The Group Balance Sheet increased from €79 billion (US$69 billion*) to €87 billion (US$76 billion*), up 11%. Total stockholders funds at year-end were €4.2 billion (US$3.7 billion*) and total capital €6.9 billion (US$6.0 billion*). The Group capital ratios remain strong with a Tier 1 ratio of 7.6%, total capital ratio 11.5% and an equity to asset ratio of 4.4%. During the year the Group successfully completed a buy back of 68% of its outstanding preference stock at a cost of €261 million (US$228 million*).

ROE of 24%

Return on equity was 23.5% for the year, a continuation of returns averaging 24%, which have been achieved since 1993.

Dividend

Dividend increased by 14%

The Directors have recommended a final dividend of 21.4 cent (18.7 cents*). The recommended Final Dividend together with the Interim Dividend of 11.6 cent (10.1 cents*) paid in January 2002, results in a total of 33 cent (28.8 cents*)for the year ended 31 March 2002, an increase of 14% on the previous year.

The Group operates a progressive dividend policy based on momentum prospects as well as earnings in any particular year. Total dividend for the year is covered 2.8 times compared to 2.9 times in the previous year.

The final dividend will be paid on or after Friday 19 July 2002 to Stockholders who are registered as holding ordinary stock at the close of business in Friday 21 June 2002.

The Annual Report and Accounts and the Notice of the Annual General Court of Proprietors will be posted to Stockholders on Wednesday 12 June 2002 and the Annual General Court will be held on Wednesday 10 July 2002.

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2002

	Notes	2002 €m	2001 (restated) €m
INTEREST RECEIVABLE			
Interest receivable and similar income arising from debt securities		436	442
Other interest receivable and similar income	6	3,637	3,696
INTEREST PAYABLE		2,478	2,715
NET INTEREST INCOME		1,595	1,423
Fees and commissions receivable		999	850
Fees and commissions payable		(80)	(65)
Dealing profits		65	101
Contribution from the life assurance business		152	164
Other operating income		74	64
TOTAL OPERATING INCOME		2,805	2,537
Administrative expenses		1,427	1,257
Depreciation and amortisation		155	130
OPERATING PROFIT BEFORE PROVISIONS		1,223	1,150
Provision for bad and doubtful debts		102	72
OPERATING PROFIT		1,121	1,078
Income from associated undertakings and joint ventures		1	7
PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS		1,122	1,085
Group Transformation Programme	7	(37)	(93)
PROFIT BEFORE TAXATION		1,085	992
Taxation	8	165	190
PROFIT AFTER TAXATION		920	802

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2002

	Notes	2002 €m	2001 (restated) €m
PROFIT AFTER TAXATION		920	802
Deposit Interest Retention Tax		-	35
PROFIT FOR THE FINANCIAL YEAR		920	767
Minority interests : equity		2	3
: non equity		6	7
Non-cumulative preference stock dividends		17	26
PROFIT ATTRIBUTABLE TO THE ORDINARY STOCKHOLDERS		895	731
Transfer to capital reserve		73	101
Ordinary dividends	9	333	290
PROFIT RETAINED FOR THE YEAR		489	340
Earnings per unit of €0.64 Ordinary Stock	10	89.0c	73.4c
Alternative Earnings per unit of €0.64 Ordinary Stock	10	93.4c	84.5c
Diluted Earnings per unit of €0.64 Ordinary Stock	10	88.1c	72.7c

	Notes	The Group 2002 €m	2001 (restated) €m
ASSETS			
Cash and balances at central banks		569	256
Items in the course of collection from other banks		554	708
Central government and other eligible bills		79	76
Loans and advances to banks		8,385	8,115
Loans and advances to customers	11	56,577	51,147
Securitisation and loan transfers		1,106	1,414
Less: non returnable amounts		964	1,273
		142	141
Debt securities		10,885	8,529
Equity shares		19	144
Own shares		27	29
Interests in associated undertakings		16	14
Interests in joint ventures		4	9
Intangible fixed assets		271	227
Tangible fixed assets		1,234	1,150
Other assets		2,317	2,727
Prepayments and accrued income		591	616
		81,670	73,888
Life assurance assets attributable to policyholders		5,655	4,987
		87,325	78,875
LIABILITIES			
Deposits by banks		12,583	11,664
Customer accounts	13	51,111	45,630
Debt securities in issue		6,374	5,016
Items in the course of transmission to other banks		152	178
Other liabilities		3,633	3,936
Accruals and deferred income		672	770
Provisions for liabilities and charges			
- deferred taxation		89	72
- other		159	196
Subordinated liabilities		2,524	2,510
Minority interests			
- equity		91	5
- non equity		82	81
Called up capital stock	14	679	691
Stock premium account	15	773	726
Capital reserve	15	397	311
Profit and loss account	15	2,143	1,850
Revaluation reserve	15	208	252
Stockholders' funds including non equity interests		4,200	3,830
Life assurance liabilities attributable to policyholders		5,655	4,987
		87,325	78,875

NOTE OF HISTORICAL COST PROFIT AND LOSS

There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.

RECONCILIATION OF MOVEMENT IN STOCKHOLDERS' FUNDS

	Notes	The Group 2002 €m	2001 (restated) €m
At 1 April		3,830	3,279
Prior year adjustments	3	-	26
		3,830	3,305
Profit attributable to the ordinary stockholders		895	731
Dividends	9	(333)	(290)
		4,392	3,746
Other recognised gains		21	33
New capital stock subscribed		48	51
Preference stock buyback		(261)	-
At 31 March		4,200	3,830
Stockholders' funds:			
Equity		4,132	3,618
Non equity		68	212
		4,200	3,830

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	The Group 2002 €m	2001 (restated) €m
Profit attributable to the ordinary stockholders		895	731
Exchange adjustments		23	(52)
Revaluation of property		-	85
Tax effect of disposal of revalued property		(2)	-
Total recognised gains for the year		916	764
Prior year adjustments	3	32	-
Total recognised gains since last annual report		948	764

GROUP CASHFLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2002

	The Group 2002 €m	2001 (restated) €m
Net cash flow from operating activities	3,783	2,069
Dividend received from associated undertaking	10	8
Returns on investment and servicing of finance	(183)	(189)
Taxation	(153)	(142)
Deposit Interest Retention Tax	-	(39)
Capital expenditure and financial investment	(2,427)	(1,127)
Acquisitions and disposals	(244)	(228)
Equity dividends paid	(271)	(210)
Financing	(253)	660
Increase in cash in the year	262	802

1 BASIS OF ACCOUNTING AND ACCOUNTING POLICIES

The accounting policies as set out on pages 51 to 53 in the Report and Accounts for the year ended 31 March 2001 are unchanged with the following exceptions.

The Group has adopted the transitional arrangements for FRS 17, "Post Retirement Benefits". FRS 18 "Accounting Policies", FRS 19 "Deferred Tax" and UITF 33 "Obligations in Capital Instruments" were adopted during the year. The adoption of FRS 18 did not result in any changes being made to the Group's accounting policies. The effect of FRS 19 and UITF 33 are set out in Note 3.

2 RATES OF EXCHANGE

The principal rates of exchange used in the preparation of the accounts are as follows:

	31 March 2002			31 March 2001		
	Closing	**Average**	**Hedge**	Closing	Average	Hedge
€/US$	0.8724	0.8804	-	0.8832	0.9053	0.9962
€/Stg£	0.6130	0.6145	0.6487	0.6192	0.6145	0.6145

3 PRIOR YEAR ADJUSTMENTS

A) FRS 19: DEFERRED TAX

The Group has adopted FRS 19: "Deferred Tax", which was effective for accounting periods ending on or after 23 January 2002. Previously, deferred tax was provided only on assets and liabilities where it was expected that the tax would crystallise in the foreseeable future. Now, under FRS 19, deferred tax is recognised on all timing differences.

As a consequence of adopting FRS 19, the previous year's financial statements have been restated leading to a decrease in deferred taxation of €32m (US$28m*) at 31 March 2001. Tax on profit on ordinary activities for the year ended 31 March 2001 has decreased by €6m (US$5m*) to €190m (US$166m*), resulting in an increase in profit after tax and profit attributable to ordinary stockholders of the same amount.

The result of the change in policy for the year ended 31 March 2002 is to increase the tax on profit on ordinary activities by €3m (US$3m*), resulting in a decrease in profit after tax and profit attributable to ordinary stockholders of the same amount.

B) UITF 33: OBLIGATIONS IN CAPITAL INSTRUMENTS

The Group adopted UITF 33 which was effective for accounting periods ending on or after 23 March 2002. Previously the 7.4% guaranteed step-up callable preferred securities issued by BOI UK Holdings plc were treated as "Outside Interest – non equity" under FRS4 "Capital Instruments" and included as part of our overall capital with the interest costs being treated as a distribution and included as an after tax cost. The interest cost of €44m (US$38m*), (2001: €3m) (US$3m*) is now included as part of interest payable in the profit and loss account and the outstanding balance is included in subordinated liabilities in the balance sheet.

4 SEGMENTAL ANALYSIS

The segmental analysis of the Group's results and financial position is set out below by geographic segment and by business class. For the geographic analysis Republic of Ireland includes profits generated in the International Financial Services Centre. Turnover is defined as interest income and non interest income. Turnover by business class is not shown. The Group has six business classes. The analysis of results by business class is based on management accounts information. Net assets are included below in order to comply with SSAP 25. The segmental allocation of liabilities necessitates the allocation of capital on a risk related basis which is in some cases necessarily subjective. The basis of capital allocation to segments is based on an economic capital basis which incorporates a broader range of business risks. The Directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

Following a reorganisation announced in January 2002, Corporate & Treasury has become Wholesale Financial Services which now excludes Banking GB and Northern Ireland and includes Private Banking. Asset and Wealth Management now excludes Private Banking. Bristol & West has become UK Financial Services and now includes Banking GB and Northern Ireland. The analysis for 2001 has been restated accordingly.

The geographic segments have been changed and the analysis for 2001 has been restated accordingly.

The adoption of UITF 33 as described in Note 3 has been reflected in the segmental analysis below.

(a) Geographical Segment

	2002			
	Republic of Ireland €m	**United Kingdom €m**	**Rest of World €m**	**Total €m**
Turnover	2,765	2,470	128	5,363
Profit before exceptional item	878	268	32	1,178
Group Transformation Programme				(37)
Grossing up [(1)]				(56)
Profit before taxation				1,085
Net assets	2,418	1,618	164	4,200
Total assets [(2)]	63,357	42,819	2,185	108,361

	2001 (restated)			
	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Total €m
Turnover	2,501	2,639	177	5,317
Profit on ordinary activities before exceptional item	813	282	36	1,131
Group Transformation Programme				(93)
Grossing up [(1)]				(46)
Profit before taxation				992
Net assets	2,274	1,404	152	3,830
Total assets [(2)]	57,039	37,739	2,304	97,082

4 SEGMENTAL ANALYSIS (continued)

(b) Business Class

2002	Retail Republic of Ireland €m	BOI Life €m	Wholesale Financial Services €m	UK Financial Services €m	Asset and Wealth Management €m	Group and Central €m	Total €m
Net interest income	787	-	306	554	4	(20)	1,631
Other income[3]	228	122	317	284	224	56	1,231
Total operating income	1,015	122	623	838	228	36	2,862
Administrative expenses	646	-	243	490	102	101	1,582
Provision for bad and doubtful debts	48	-	25	30	-	(1)	102
Profit before exceptional item	321	122	355	318	126	(64)	1,178
Group Transformation Programme							(37)
Grossing up[1]							(56)
Profit before taxation							1,085
Net assets	865	82	570	1,609	123	951	4,200
Total assets [2]	23,427	6,028	43,538	33,338	930	5,767	113,028

2001 (restated)	Retail Republic of Ireland €m	BOI Life €m	Wholesale Financial Services €m	UK Financial Services €m	Asset and Wealth Management €m	Group and Central €m	Total €m
Net interest income	704	-	216	532	7	-	1,459
Other income[3]	206	131	299	247	220	28	1,131
Total operating income	910	131	515	779	227	28	2,590
Administrative expenses	586	-	215	434	94	58	1,387
Provision for bad and doubtful debts	34	-	17	21	-	-	72
Profit before exceptional item	290	131	283	324	133	(30)	1,131
Group Transformation Programme							(93)
Grossing up[1]							(46)
Profit before taxation							992
Net assets	733	71	451	1,385	117	1,073	3,830
Total assets [2]	19,449	5,305	38,573	30,575	1,020	5,051	99,973

(1) The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from incentives for industrial development and other reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2) Total assets include intra-group items of €21,036m (US$18,352m*) (2001: €18,207m) (US$15,884m*) in geographic segments and €25,703m (US$22,423*) (2001: €21,098m) (US$18,406m*) in business class.

(3) Other income includes income from associates.

5 ACQUISITION

MX Financial Holdings Limited
On 31 July 2001, the acquisition of MX Financial Holdings Limited (formerly Willis National Holdings Limited), the parent company of MX Moneyextra Financial Solutions Limited (formerly Willis National Limited), was completed for a cash consideration of Stg£41.4m (€67.4m) (US$58.8m*) including incidental costs. The results of this business have been consolidated in full from the date of acquisition. On the 1 October MX Moneyextra Financial Solutions Limited acquired the business and trade of Moneyextra Limited. The assets acquired were employed within the business of Moneyextra Financial Solutions Limited and managed on a unified basis. It is therefore not feasible to identify and report separately the results of the acquired business from 31 July 2001.

As analysed below the acquisition gave rise to goodwill on consolidation of Stg£33.3m (€54.2m) (US$47.3m*) which has been capitalised and will be written off to the profit and loss account over its estimated useful life of 20 years.

There were no fair value adjustments to the consolidated balance sheet of Willis National Holdings Limited at 31 July 2001 which was as follows:

	Stg£m	**€m**
Loans and advances to banks	8.8	14.3
Other assets	3.3	5.4
Other liabilities	(4.0)	(6.5)
Net assets acquired	8.1	13.2
Goodwill	33.3	54.2
	41.4	67.4
Consideration	40.0	65.1
Costs of acquisition	1.4	2.3
	41.4	67.4

The consolidated profit after tax for Willis National Holdings Limited for the period from 1 January to 31 July 2001 was Stg£0.7m (Year ended 31 December 2000: Stg£0.7m).

6 OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

The Group	**2002 €m**	2001 €m
Loans and advances to banks	314	345
Loans and advances to customers	3,105	3,134
Finance leasing	138	140
Instalment credit	80	77
	3,637	3,696

7 GROUP TRANSFORMATION PROGRAMME

The Group's cost reduction programme is continuing and a charge of €37m (US$32m*) before tax (€30m (US$26m*) after tax) has been recognised in the year to 31 March 2002 for additional severance and implementation costs for the ongoing transformation projects.

8 TAXATION

The Group	2002 €m	2001 (restated) €m
Current Tax		
Irish Corporation tax		
Current year	129	95
Prior years	-	(4)
Double taxation relief	(20)	(24)
Foreign tax		
Current year	50	88
Prior years	(9)	-
	150	155
Deferred Tax		
Origination and reversal of timing differences	14	34
Associated undertakings and joint ventures	1	1
	165	190

The tax charge for the year, at an effective rate of 15.2% is lower than the standard Irish Corporation tax rate mainly because of relief arising from tax based lending and the International Financial Services Centre 10% tax rate.

	2002 €m	2001 (restated) €m
The deferred taxation charge arises from:		
Leased assets	12	25
Own assets	(4)	6
Short term timing differences	6	3
	14	34

The reconciliation of current tax on profit on ordinary activities at the standard Irish Corporation tax rate to the Group's actual current tax charge for the years ended 31 March 2002 and 2001 is shown as follows:

	2002 €m	2001 (restated) €m
Profit on ordinary activities before tax multiplied by the weighted Standard rate of Corporate tax in Ireland of 19% (2001: 23%)	206	228
Effects of:		
Expenses not deductible for tax purposes	7	7
Foreign earnings subject to different rates of tax	22	13
Tax exempted income and income at a reduced Irish tax rate	(62)	(55)
Capital allowances in excess of depreciation	(8)	(31)
Other deferred tax timing differences	(6)	(3)
Other prior year adjustments	(9)	(4)
Current tax charge	150	155

9 DIVIDENDS

	2002 €m	2001 €m
The Bank		
Equity Stock:		
2002		
On units of €0.64 Ordinary Stock in issue		
Interim dividend 11.6c	117	
Proposed final dividend 21.4c	216	
2001		
On units of €0.64 Ordinary Stock in issue		
Interim dividend 9.4c		94
Final dividend 19.6c		196
	333	290

	2002 €m	2001 €m
Non Equity Stock:		
2002		
On units of €1.27 of Non-Cumulative Preference Stock, Dividend €1.5237	10	
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625	7	
2001		
On units of IR£1 of Non-Cumulative Preference Stock, Dividend IR1.2p		16
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625		10
	17	26

10 EARNINGS PER UNIT OF €0.64 ORDINARY STOCK

The calculation of basic earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue.

Basic	2002 €m	2001 (restated) €m
Profit attributable to Ordinary Stockholders	€894.5m	€731.3m
Weighted average number of shares in issue	1,005.6m	996.8m
Basic earnings per share	89.0c	73.4c

The calculation of alternative earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders before the Group Transformation Programme, the DIRT settlement for 2001 and goodwill amortisation divided by the weighted average Ordinary Stock in issue.

Alternative	2002 €m	2001 (restated) €m
Basic	89.0c	73.4c
Group Transformation Programme	3.0c	7.2c
DIRT settlement	-	3.2c
Goodwill amortisation	1.4c	0.7c
Alternative earnings per share	93.4c	84.5c

The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue adjusted for the effect of all dilutive potential Ordinary Stock.

Diluted	2002 €m	2001 (restated) €m
Profit attributable to Ordinary Stockholders	€894.5m	€731.3m
Average number of shares in issue	1,005.6m	996.8m
Effect of all dilutive potential Ordinary Stock	9.6m	8.9m
	1,015.2m	1,005.7m
Diluted earnings per share	88.1c	72.7c

11 LOANS AND ADVANCES TO CUSTOMERS

	The Group 2002 €m	2001 €m
Loans and advances to customers		
Loans and advances to customers	53,559	48,187
Loans and advances to customers – finance leases	2,450	2,471
Hire purchase receivables	1,068	919
	57,077	51,577
Provisions for bad and doubtful debts	(500)	(430)
	56,577	51,147
Repayable on demand	2,304	2,234
Other loans and advances to customers by remaining maturity		
- 3 months or less	2,340	2,454
- 1 year or less but over 3 months	4,522	3,206
- 5 years or less but over 1 year	12,309	11,297
- over 5 years	35,602	32,386
	57,077	51,577

The loans accounted for on a non-accrual basis at 31 March amounted to €331m (US$289m*) (2001: €315m) (US$275m*).

12 PROVISIONS FOR BAD AND DOUBTFUL DEBTS

	The Group 2002 €m	2001 €m
At 1 April	430	398
Exchange adjustments	4	(8)
Charge against profits	102	72
Amounts written off	(55)	(49)
Recoveries	19	17
At 31 March	500	430
All of which relates to loans and advances to customers		
Provisions at 31 March		
- specific	159	123
- general	341	307
	500	430

The Group's general provision, which provides for the latent loan losses in the portfolio of loans and advances, comprises an element relating to grade profiles of €167m (US$146m*) (2001: €160m) (US$140m*) and a non designated element, for prudential purposes of €174m (US$152m*) (2001: €147m) (US$128m*). The non designated element will be offset, in certain pre-defined circumstances, against specific loan losses as they crystallise in future years.

13 CUSTOMER ACCOUNTS

	The Group 2002 €m	2001 €m
Current accounts	8,924	7,499
Demand deposits	22,854	16,924
Term deposits and other products	18,638	20,754
Other short-term borrowings	695	453
	51,111	45,630
Repayable on demand	31,767	24,842
Other deposits with agreed maturity dates or periods of notice, by remaining maturity		
- 3 months or less	12,477	12,457
- 1 year or less but over 3 months	3,331	4,699
- 5 years or less but over 1 year	2,549	2,900
- over 5 years	987	732
	51,111	45,630

14 CAPITAL STOCK

The Bank	2002 €m	2001 €m
Authorised		
1,500m units of €0.64 of Ordinary Stock	960	960
8m units of Non-Cumulative Preference Stock of US$25 each	229	226
100m units of Non-Cumulative Preference Stock of Stg£1 each	163	162
100m units of Non-Cumulative Preference Stock of €1.27 each	127	127
	1,479	1,475
Allotted and fully paid		
Equity		
1,007.6m units of €0.64 of Ordinary Stock	645	641
42.6m units of €0.64 of Treasury Stock	27	29
Non equity		
1.9m units of Non-Cumulative Preference Stock of Stg£1 each	3	8
3.0m units of Non-Cumulative Preference Stock of €1.27 each	4	13
	679	691

The weighted average Ordinary Stock in issue at 31 March 2002, used in the earnings per unit of Ordinary Stock calculation, excludes the Treasury Stock which does not represent Ordinary Stock in issue (see note 10). 42,557,815 units of Treasury Stock remained as at 31 March 2002. This Treasury Stock does not rank for dividend.

15 RESERVES

	The Group €m
Stock premium account	
Opening balance	726
Premium on issue of capital stock	7
Premium on stock alternative scheme issue	39
Exchange adjustments	1
Closing balance	773
Capital reserve	
Opening balance	311
Transfer from revenue reserves	73
Capital redemption reserve fund (1)	14
Transfer to revenue reserve	(1)
Closing balance	397
Profit and loss account	
Opening balance	1,818
Prior year adjustments	32
	1,850
Profit retained	489
Exchange adjustments	21
Transfer to capital reserves	(14)
Preference Stock Buyback	(247)
Transfer from revaluation reserve	45
Tax effect of disposal of revalued property	(2)
Transfer from capital reserve	1
Closing balance	2,143
Revaluation reserve	
Opening balance	252
Exchange adjustments	1
Transfer to revenue reserve on sale of property	(45)
Closing balance	208

(1) As the Preference Stock which was purchased was cancelled, an amount equal to the nominal value of the shares purchased was transferred to a capital redemption reserve fund.

16 CONTINGENT LIABILITIES AND COMMITMENTS

The tables below give, for the Group and Bank, the contract amounts and risk weighted amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security proved worthless. The risk weighted amounts have been calculated in accordance with the Central Bank of Ireland's guidelines implementing the Basel agreement on capital adequacy (i).

	31 March 2002		31 March 2001	
The Group - Contingent Liabilities	**Net Contract Amount €m**	**Risk Weighted Amount €m**	Net Contract Amount €m	Risk Weighted Amount €m
Acceptances and endorsements	86	76	105	98
Guarantees and assets pledged as collateral security				
- Assets pledged	-	-	-	-
- Guarantees and irrevocable letters of credit	1,029	944	946	825
Other contingent liabilities	496	244	528	259
	1,611	1,264	1,579	1,182
The Group - Commitments				
Sale and option to resell transactions	-	-	-	-
Other commitments				
- *Documentary credits and short-term trade-related transactions*	30	10	51	15
- Forward asset purchases, forward deposits placed and forward sale and repurchase agreements	-	-	-	-
- Undrawn note issuance and revolving underwriting facilities	636	-	458	-
- Undrawn formal standby facilities, credit lines and other commitments to lend				
- irrevocable with original maturity of over 1 year	4,487	2,238	3,227	1,490
- revocable or irrevocable with original maturity of 1 year or less (ii)	11,161	-	12,065	-
	16,314	2,248	15,801	1,505

Notes:

(i) Under the Basel agreement, a credit conversion factor is applied to the contract amount to obtain the credit equivalent amount, which is then risk weighted according to counterparty.

(ii) Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

17 GROUP FINANCIAL INFORMATION FOR US INVESTORS

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Net Income

	2002 €m	2001 (restated) €m
Net income under Irish GAAP (Group profit attributable to ordinary stockholders as originally presented)	895	725
Prior year adjustment	-	6
Net income under Irish GAAP as restated	895	731
Depreciation	(3)	(4)
Software development costs	6	8
Goodwill	(33)	(35)
Pension costs	(58)	9
Long-term assurance policies	(78)	(82)
Group Transformation Programme	(21)	55
Leasing	(7)	-
Other	(19)	-
Deferred tax effect on these adjustments	58	7
Derivatives (FAS 133) transition adjustment	4	-
Derivatives (FAS 133) adjustment	(77)	-
Net income under US GAAP	667	689
Earnings per unit of €0.64 Ordinary Stock under US GAAP		
- basic	66.3c	69.1c
- diluted	65.7c	68.5c

Consolidated Total Stockholders' Funds

	2002 €m	2001 (restated) €m
Total stockholders' funds including non equity interests under Irish GAAP as originally presented	4,200	3,798
Prior year adjustment	-	32
Total stockholders' funds including non equity interest as restated	4,200	3,830
Property less related depreciation	(349)	(346)
Software development costs	(9)	(15)
Goodwill	460	489
Debt securities - available for sale	38	28
Pension costs	101	159
Long-term assurance policies	(370)	(287)
Dividends	216	196
Leasing	(7)	-
Other	(19)	22
Group Transformation Programme	34	55
Deferred taxation on these adjustments	58	10
Derivatives (FAS 133) adjustment	(73)	-
Consolidated stockholders' funds including non equity interests under US GAAP	4,280	4,141

17 GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Total Assets

	2002 €m	2001 (restated) €m
Total assets under Irish GAAP	87,325	78,875
Property less related depreciation	(349)	(346)
Goodwill	499	528
Software development costs	(9)	(15)
Debt securities - available for sale	38	28
Pension costs	106	164
Acceptances	86	105
Long-term assurance policies	(370)	(287)
Other	(79)	(57)
Securitised assets	836	1,088
Derivatives (FAS 133) adjustment	692	-
Total assets under US GAAP	88,775	80,083

Consolidated Total Liabilities and Stockholders' Funds

	2002 €m	2001 (restated) €m
Total liabilities and stockholders' funds including non equity interests under Irish GAAP	87,325	78,875
Stockholders' funds (US GAAP adjustment)	80	311
Dividends	(216)	(196)
Borrowings related to securitised assets	836	1,088
Acceptances	86	105
Other	7	(12)
Leasing	7	-
Group Transformation Programme	(34)	(55)
Deferred taxation on these adjustments	(81)	(33)
Derivatives (FAS 133) adjustment	765	-
Total liabilities and stockholders' funds including non equity interests under US GAAP	88,775	80,083

AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the years ended 31 March, 2002 and 2001. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.

	Year Ended 31-3-2002			Year Ended 31-3-2001		
	Average Balance €m	**Interest €m**	**Rate %**	Average Balance €m	Interest €m	Rate %
ASSETS						
Loans to banks						
Domestic offices	6,064	270	4.5	5,584	292	5.2
Foreign offices	1,230	44	3.6	1,153	57	5.0
Loans to customers(1)						
Domestic offices	23,313	1,433	6.1	19,672	1,317	6.7
Foreign offices	28,420	1,672	5.9	26,069	1,802	6.9
Central government and other eligible bills						
Domestic offices	19	-	0.4	40	1	3.3
Foreign offices	-	-	-	212	12	5.4
Debt Securities						
Domestic offices	8,206	373	4.5	6,275	383	6.1
Foreign offices	1,216	63	5.2	994	59	5.9
Instalment credit						
Domestic offices	420	31	7.4	346	26	7.5
Foreign offices	574	49	8.5	540	51	9.4
Finance lease receivables						
Domestic offices	2,429	136	5.6	2,389	137	5.7
Foreign offices	41	2	3.9	33	1	4.0
Total interest-earning assets						
Domestic offices	40,451	2,243	5.5	34,306	2,156	6.3
Foreign offices	31,481	1,830	5.8	29,001	1,982	6.8
	71,932	4,073	5.7	63,307	4,138	6.5
Allowance for loan losses	(442)			(415)		
Non interest earning assets (2)	11,655			11,024		
Total Assets	83,145	4,073	4.9	73,916	4,138	5.6
Percentage of assets applicable to foreign activities	39.30%			40.49%		

AVERAGE BALANCE SHEET AND INTEREST RATES (continued)

	Year Ended 31-3-2002			Year Ended 31-3-2001 (restated)		
	Average Balance €m	Interest €m	Rate %	Average Balance €m	Interest €m	Rate %
LIABILITIES AND STOCKHOLDERS' EQUITY						
Deposits by banks						
Domestic offices	10,311	438	4.2	10,640	607	5.7
Foreign offices	1,225	52	4.2	1,491	85	5.7
Customer accounts						
Demand deposits						
Domestic offices	11,617	283	2.4	8,231	203	2.5
Foreign offices	9,692	392	4.0	8,014	435	5.4
Term deposits						
Domestic offices	5,532	167	3.0	6,522	196	3.0
Foreign offices	12,101	587	4.9	12,042	704	5.8
Other deposits						
Domestic offices	1,637	96	5.9	614	44	7.2
Foreign offices	32	2	5.0	41	3	6.2
Interest bearing current accounts						
Domestic offices	643	13	2.0	488	14	2.9
Foreign offices	1,604	50	3.1	1,360	49	3.6
Debt securities in issue						
Domestic offices	2,972	131	4.4	1,633	102	6.2
Foreign offices	2,315	113	4.9	2,022	126	6.2
Subordinated liabilities						
Domestic offices	1,589	81	5.1	1,479	111	7.5
Foreign offices	894	73	8.2	426	36	8.5
Total interest bearing liabilities						
Domestic offices	34,301	1,209	3.5	29,607	1,277	4.3
Foreign offices	27,863	1,269	4.6	25,396	1,438	5.7
	62,164	2,478	4.0	55,003	2,715	4.9
Non interest bearing liabilities						
Current accounts	5,785			4,655		
Other non interest bearing liabilities (2)	11,153			10,646		
Stockholders equity including non equity interests	4,043			3,612		
Total liabilities and stockholders' equity	83,145	2,478	3.0	73,916	2,715	3.7
Percentage of liabilities applicable to foreign activities	39.30%			40.49%		

(1) Loans to customers include non-accrual loans and loans classified as problem loans.

(2) In accordance with Financial Reporting Standard 2, the balance sheets of the life assurance companies have been consolidated and are reflected under "Non Interest Earning Assets" and "Non Interest Bearing Liabilities".

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2002

(EURO, US$ & STG£)

	€m	US$m[1]	Stg£m[1]
INTEREST RECEIVABLE			
Interest receivable and similar income arising from debt securities	436	380	267
Other interest receivable and similar income	3,637	3,173	2,230
INTEREST PAYABLE	2,478	2,162	1,519
NET INTEREST INCOME	1,595	1,391	978
Fees and commissions receivable	999	871	612
Fees and commissions payable	(80)	(70)	(49)
Dealing profits	65	57	40
Contribution from life assurance companies	152	133	93
Other operating income	74	65	45
TOTAL OPERATING INCOME	2,805	2,447	1,719
Administrative expenses	1,427	1,245	874
Depreciation and amortisation	155	135	95
OPERATING PROFIT BEFORE PROVISIONS	1,223	1,067	750
Provision for bad and doubtful debts	102	89	63
OPERATING PROFIT	1,121	978	687
Income from associated undertakings and joint ventures	1	1	1
PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS	1,122	979	688
Group Transformation Programme	(37)	(32)	(23)
PROFIT BEFORE TAXATION	1,085	947	665
Taxation	165	144	101
PROFIT FOR THE FINANCIAL YEAR	920	803	564
Minority interests : equity	2	2	1
: non equity	6	5	4
Non-cumulative preference stock dividends	17	15	10
PROFIT ATTRIBUTABLE TO THE ORDINARY STOCKHOLDERS	895	781	549
Transfer to capital reserve	73	64	45
Ordinary dividends	333	290	204
PROFIT RETAINED FOR THE YEAR	489	427	300
Earnings per unit of €0.64 Ordinary Stock	89.0c	77.6c	54.6c

[1] Converted at closing exchange rates.

BANK OF IRELAND
GROUP BALANCE SHEET — AT 31 MARCH 2002

(EURO, US$ & STG£)

	€m	US$m[1]	Stg£m[1]
ASSETS			
Cash and balances at central banks	569	496	349
Items in the course of collection	554	483	340
Central government and other eligible bills	79	69	48
Loans and advances to banks	8,385	7,315	5,140
Loans and advances to customers	56,719	49,482	34,769
Debt securities	10,885	9,496	6,673
Equity shares	19	17	12
Own shares	27	24	17
Interests in associated undertakings	16	14	10
Interests in Joint Ventures	4	3	2
Intangible fixed assets	271	236	166
Tangible fixed assets	1,234	1,077	756
Other assets	2,317	2,021	1,420
Prepayments and accrued income	591	516	362
	81,670	71,249	50,064
Life assurance assets attributable to policyholders	5,655	4,933	3,466
	87,325	76,182	53,530
LIABILITIES			
Deposits by banks	12,583	10,978	7,713
Customer accounts	51,111	44,589	31,331
Debt securities in issue	6,374	5,561	3,907
Items in the course of transmission	152	133	93
Other liabilities	3,633	3,169	2,227
Accruals and deferred income	672	586	412
Provisions for liabilities and charges			
- deferred taxation	89	78	55
- other	159	139	98
Subordinated liabilities	2,524	2,202	1,547
Minority interests - equity	91	79	56
Minority interests - non equity	82	72	50
Called up capital stock	679	592	416
Stock premium account	773	674	474
Capital reserve	397	346	243
Profit and loss account	2,143	1,870	1,314
Revaluation reserve	208	181	128
Stockholders' funds including non equity interests	4,200	3,663	2,575
Life assurance liabilities attributable to policyholders	5,655	4,933	3,466
	87,325	76,182	53,530

[1] Converted at closing exchange rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

T.H. Forsyth
Group Secretary

Date: 16 May 2002

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